Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
June 2, 2006
Larry Spirgel, Esq.,
     Assistant Director, Division of Corporation Finance,
          Securities and Exchange Commission,
               100 F Street, N.E.,
                    Washington, D.C. 20549-9303.

Re:	Responses to Comments on Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-132904) filed by AT&T Inc. on May 10, 2006
Dear Mr. Spirgel:
     AT&T Inc. (“AT&T”) today filed Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-132904) (“Amendment No. 2”), including a Prospectus of AT&T and a Joint Proxy Statement of AT&T and BellSouth Corporation (“BellSouth”). This letter, which is being submitted on behalf of AT&T and BellSouth, responds to your letter, dated May 18, 2006, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.
     The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of May 18, 2006. For your convenience, we have also included the text of each of your comments. In general, the information contained in this letter with respect to AT&T has been furnished by AT&T and the information contained in this letter with respect to BellSouth has been furnished by BellSouth. All page references contained in this letter are to the pages of Amendment No. 2 in the form filed today with the Commission, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in Amendment No. 2.

Larry Spirgel, Esq.	-2-
Amendment No. 1 to Form S-4
General
1.	We note the recent news articles indicating that customer phone records may have been provided to the National Security Agency raising privacy concerns. We also note that AT&T and BellSouth have been named as defendants in at least two class action lawsuits filed in 2006 relating to this issue and that one suit is seeking $200 billion in fines. Revise to include appropriate disclosure of these events or tell us in your response letter why disclosure is not warranted.

We respectfully note the Staff’s comment; however, we do not believe that revision to the disclosure in the registration statement/joint proxy statement is warranted.

AT&T has disclosed in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Commission on March 1, 2006 (by reference to the 2005 AT&T Annual Report to Stockholders), and in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the Commission on May 5, 2005, the existence of class action litigation against AT&T and other defendants in the U.S. District Court for the Northern District of California, the central allegations of which involve claims that the defendants have provided and continue to provide the United States Government with direct access to databases containing the defendants’ stored telephone and internet records, and have disclosed and are currently disclosing to the United States Government records concerning communications to which class members were a party. AT&T views the newest litigation and complaints filed in various other jurisdictions as involving materially the same claims as the previously disclosed California litigation. AT&T has filed a Current Report on Form 8-K providing additional disclosure in respect of this matter, which is incorporated by reference into the registration statement.

BellSouth has stated publicly that “[a]s a result of media reports that BellSouth has provided massive amounts of customer calling information under a contract with the National Security Agency (NSA), [it] conducted an internal review to determine the facts. Based on our review to date, we have confirmed no such contract exists and we have not provided bulk customer calling records to the NSA.” In addition, BellSouth has formally requested a retraction from USA TODAY, the newspaper that ran the original story. BellSouth believes that the class action lawsuits recently filed against BellSouth are meritless and not material to BellSouth, and disclosure of such lawsuits is not warranted.

Larry Spirgel, Esq.	-3-
Summary, page 1
Interests of BellSouth Executive Officers and Directors in the Merger page 4
2.	We note the disclosure you added in response to prior comment 6, however, please also disclose the estimated value (using a recent stock price) of all non-cash benefits (vesting restricted stock, stock options and performance shares) Mr. Ackerman will be entitled to receive when he retires following the merger.

In response to the Staff’s comment, we have revised the disclosure on page 4.
The Merger, page 27
Background of the Merger, page 27
3.	We note the disclosure added in response to prior comment 17, particularly the phrase “...in the case of the other potential transactions, BellSouth determined that remaining independent presented a more favorable alternative at that time.” Revise further to discuss whether any specific potential transactions that were considered, and if so, why remaining independent presented a more favorable alternative at that time.

In response to the Staff’s comment, we have revised the disclosure on page 25.

4.	We note the disclosure added in response to prior comment 19; however, it is still not clear that AT&T first offered the exchange ratio. Please clarify.

In response to the Staff’s comment, we have revised the disclosure on page 26.

5.	Briefly describe the specific “benefit and employee related provisions of the merger agreement” that the parties discussed after the mutual confidentiality agreement was entered into on February 16, 2006 and before the merger agreement was executed. Please also briefly clarify why AT&T commenced a stock repurchase program “partially as a result of the share issuance in the merger.”

In response to the Staff’s comment, we have revised the disclosure on page 26.
Opinions of AT&T’s Financial Advisors, page 35
Opinions of BellSouth Financial Advisors, page 46
6.	Please note that we have not yet received the presentation made to the BellSouth board of directors on March 4, 2006 by Citigroup and Goldman Sachs. We also have not received a copy of the engagement letter of

Larry Spirgel, Esq.	-4-
Goldman Sachs. We may have further comment after our review of these materials.
As discussed with the Staff on May 19, 2006, the presentation made to the BellSouth board of directors on March 4, 2006 by Citigroup and Goldman Sachs was provided to the Staff on May 11, 2006 and on May 23, 2006 by Skadden, Arps, Slate, Meagher & Flom LLP, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In addition, the engagement letter of Goldman Sachs was provided to the Staff on May 11, 2006 and on May 23, 2006 by Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Goldman Sachs, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with those rules, Goldman Sachs has requested that the engagement letter be returned promptly to Skadden, Arps, Slate, Meagher & Flom, LLP, following completion of the Staff’s review thereof.
7.	We note your response to prior comment 27 that it is the companies’ belief that the projections are not material to the decision of the BellSouth shareholders on whether to approve the merger or the decision of the AT&T shareholders to approve the issuance of the stock required to be issued in the merger. We also note your statement that “the companies exchanged projections after the exchange ratio had been agreed upon, and as a result the shareholders should not have a need to review those projections.” You disclose on page 36, however, that Lehman Brothers reviewed and analyzed the projections of BellSouth prepared by BellSouth’s management in arriving at its opinion and this is similarly stated in Lehman Brothers’ fairness opinion. Because these projections were reviewed and analyzed in the determination of the fairness of this transaction, shareholders should also have the opportunity to independently evaluate the importance of the companies’ projections. Accordingly, please disclose these projections as requested in prior comment 27. You may include appropriate cautionary language along with your presentation of the projections in the registration statement.

In response to the Staff’s comment, we have revised the disclosure on pages 33-36.
Unaudited Pro Forma Condensed Combined Financial Information . . , page 97
Unaudited Pro Forma Condensed Combined Financial Information . . ., page 109
8.	Please delete the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2005. The Unaudited Pro Forma Condensed Combined Income Statements for the Year Ended December 31, 2005 and the Quarter

Larry Spirgel, Esq.	-5-
Ended March 31, 2006 should be prepared as if the transaction took place on January 1, 2005. Please revise.
In response to the Staff’s comment, we have deleted the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2005 and revised the disclosure beginning on pages 98 and 109.
Exhibit 8.2 — Draft Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP
9.	We note assumption #6 in the opinion: “the merger is authorized by and will be effected pursuant to applicable state law.” Counsel may not assume a conclusion of law in giving its tax opinion. Remove the assumption from the opinion or indicate that counsel is relying upon the opinion of Delaware counsel who can opine as to such conclusion.

The opinion of Fried, Frank, Harris, Shriver & Jacobson LLP has been revised in response to the Staff’s comment, and has been filed as an Exhibit to the Registration Statement.
*          *          *

Larry Spirgel, Esq.	-6-
     Please contact me at (212) 558-4899, via fax at (212) 558-3378 or via e-mail at krautheimere@sullcrom.com if you have any comments or questions about this letter.
Very truly yours,
/s/  Eric M. Krautheimer
Eric M. Krautheimer

cc:	Wayne A. Wirtz, Esq.
AT&T Inc.
175 East Houston
San Antonio, Texas 78205

Stacey K. Geer, Esq.
BellSouth Corporation
1155 Peachtree Street, N.E.
Atlanta, Georgia 30309

Arthur Fleischer, Jr., Esq.
Philip Richter, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

Joseph B. Frumkin, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004